                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  14008 M 10 4
                                 (CUSIP Number)

                                Bruce R. McMaken
                  600 Travis, Suite 3100, Houston, Texas 77002
                                  713-224-3100
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 7, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 14008M 10 4                13D                  Page 2 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund, L.P.
         Environmental Opportunities Fund II (Institutional), L.P. Environmental Opportunities Fund II, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [X]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships



NUMBER OF               7         SOLE VOTING POWER              3,057,589
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         3,057,589
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,057,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.90%

14    TYPE OF REPORTING PERSON (See Instructions)    PN

 CUSIP NO. 14008M 10 4                13D                  Page 3 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [X]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships


NUMBER OF               7         SOLE VOTING POWER              632,806
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         632,806
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         632,806

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.67%

14    TYPE OF REPORTING PERSON (See Instructions)    PN

 CUSIP NO. 14008M 10 4                13D                  Page 4 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund II, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [X]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships

NUMBER OF               7         SOLE VOTING POWER              524,840
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         524,840
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         524,840

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.21%

14    TYPE OF REPORTING PERSON (See Instructions)    PN

 CUSIP NO. 14008M 10 4                13D                  Page 5 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund II (Institutional), L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [X]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships

NUMBER OF               7         SOLE VOTING POWER              1,899,943
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         1,899,943
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,899,943

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.02%

14    TYPE OF REPORTING PERSON (See Instructions)    PN

 CUSIP NO. 14008M 10 4                13D                  Page 6 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Management Company, L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO(1)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships

NUMBER OF               7         SOLE VOTING POWER              632,806
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         632,806
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         632,806

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.67%

14    TYPE OF REPORTING PERSON (See Instructions)    OO
_________
(1) Indicates source of funds used to purchase securities by Environmental Opportunities Fund, L.P.

 CUSIP NO. 14008M 10 4                13D                  Page 7 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fund II Mgt. Co., L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See instructions)                                        (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)   WC, OO (1)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships

NUMBER OF               7         SOLE VOTING POWER              2,424,783
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         2,424,783
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,424,783

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.23%

14    TYPE OF REPORTING PERSON (See Instructions)    OO
_________
(1) Indicates source of funds used to purchase securities by Environmental Opportunities Fund, II L.P. and Environmental Opportunities Fund II (Institutional), L.P.

CUSIP NO. 14008M 10 4                 13D                  Page 8 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SMH CERI, LLC
         SMH CERI (Institutional), LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                       (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)

         WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF               7         SOLE VOTING POWER              2,050,000
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         2,050,000
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,050,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.65%

14    TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                 13D                  Page 9 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SMH CERI, LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                       (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)

         WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF               7         SOLE VOTING POWER              584,000
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         584,000
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         584,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         2.46%

14    TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                 13D                  Page 10 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SMH CERI (Institutional), LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                       (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)

         WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF               7         SOLE VOTING POWER              1,466,000
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         1,466,000
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,466,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         6.19%

14    TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                 13D                  Page 11 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sanders Morris Harris Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                       (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)

         WC, OO (1)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

NUMBER OF               7         SOLE VOTING POWER              3,057,589
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         3,057,589
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,057,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         12.90%

14    TYPE OF REPORTING PERSON (See Instructions)                OO
________________
(1) Indicates the source of funds used to purchase securities by Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., and Environmental Opportunities Fund II (Institutional), L.P.

CUSIP NO. 14008M 10 4                 13D                  Page 12 of 22 Pages

 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. McMaken

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See instructions)                                       (a) [_]
                                                                (b) [_]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS (See Instructions)

         WC, OO (1)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)     [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

NUMBER OF               7         SOLE VOTING POWER              2,096,047
SHARES
BENEFICIALLY            8         SHARED VOTING POWER            None
OWNED BY
EACH                    9         SOLE DISPOSITIVE POWER         2,096,047
REPORTING
PERSON                 10         SHARED DISPOSITIVE POWER       None
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,096,047

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.84%

14    TYPE OF REPORTING PERSON (See Instructions)                IN
_________________
(1) Indicates the source of funds used to purchase securities held by the reporting person and SMH CERI, LLC, and SMH CERI (Institutional), L.P.

CUSIP NO. 14008M 10 4                 13D                  Page 13 of 22 Pages

Item 1.  Security and Issuer.

     This statement relates to the common stock of Capital Environmental Resource Inc., a corporation organized under the laws of the province of Ontario, Canada. The principal executive office of the issuer of such securities is located at 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5131.

Item 2.  Identity and Background.

     Environmental Opportunities Fund, L.P. is a Delaware limited partnership ("EOF") whose principal business is making investments in the securities of other entities. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     Environmental Opportunities Management Company, L.L.C. (the "EOF GP") is a Delaware limited liability company and the sole general partner of EOF. The principal business of EOF GP is to act as general partner of the Funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned EOF is determined by the investment committee of EOF GP. Attached as Appendix B is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF GP.

     Environmental Opportunities Fund II, L.P. ("Fund II") and Environmental Opportunities Fund II, (Institutional), L.P. ("EOF II Institutional") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     EOF, Fund II, and EOF II Institutional are referred to collectively as the "Funds."

     Fund II Mgt. Co., LLC (the "EOF II GP") is a Delaware limited liability company and the sole general partner of Fund II and EOF II Institutional. The principal business of EOF II GP is to act as general partner of such funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned Fund II and EOF II Institutional is determined by the investment committee of EOF II GP. Attached as Appendix B-1 is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF II GP.

     SMH CERI, LLC ("SMH CERI I") and SMH CERI (Institutional), LLC ("SMH CERI Institutional") are Delaware limited liability companies that were organized to purchase shares of the common stock of the Issuer. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

CUSIP NO. 14008M 10 4                 13D                  Page 14 of 22 Pages

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of EOF GP and EOF II GP. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Sanders Morris Harris. Sanders Morris Harris is a wholly owned subsidiary of Sanders Morris Harris Group, Inc. ("SMH Group".)Sanders Morris Harris is a registered broker/dealer.

     SMH Group is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     Bruce R. McMaken is a Senior Vice President, Investment Banking of Sanders Morris Harris and is a Manager of SMH CERI I and SMH CERI Institutional, and a member of the investment committee of EOF II GP, and a member of the investment committee of EOF GP. Mr. McMaken's business address is 600 Travis, Suite 3100, Houston, Texas 77002. He is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

     On September 7, 2001, Fund II purchased 322,500 common shares of the Issuer for an aggregate consideration of $645,000 and EOF II Institutional purchased 1,177,500 common shares of the Issuer for an aggregate consideration of $2,355,000. The source of these funds was working capital of the Funds.

CUSIP NO. 14008M 10 4                 13D                  Page 15 of 22 Pages

     On September 7, 2001, SMH CERI I purchased 584,000 common shares of the Issuer for an aggregate consideration of $1,169,000 and SMH CERI Institutional purchased 1,466,000 common shares of the Issuer for an aggregate consideration of $2,932,000. The source of these funds was working capital of SMH CERI I and SMH CERI Institutional.

Item 4.  Purpose of Transaction.

     On September 7, 2001, the Funds acquired 1,500,000 common shares of the Issuer in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

     On September 7, 2001, SMH CERI I and SMH CERI Institutional acquired 2,050,000 common shares of the Issuer in a privately negotiated transaction. SMH CERI I and SMH CERI Institutional entered into this transaction for general investment purposes.

     Except as described in this Item 4, neither the Funds, SMH CERI I, nor SMH CERI Institutional have any present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 14008M 10 4                 13D                  Page 16 of 22 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                           Aggregate Number of     Percentage of
     Beneficial Owner                          Shares Owned            Class

Environmental Opportunities Fund, L.P.              632,806               2.67
Environmental Opportunities Fund                    524,840               2.21
     II, L.P.
Environmental Opportunities Fund II
     (Institutional), L.P.                        1,899,943               8.02
Environmental Opportunities
     Management Company, L.L.C.                     632,806(1)            2.67
Fund II Mgt. Co., LLC                             2,424,783(2)           10.23
SMH CERI, LLC                                       584,000               2.46
SMH CERI (Institutional), LLC                     1,466,000               6.19
Sanders Morris Harris Inc.                        3,057,589(3)           12.90
Bruce R. McMaken                                  2,096,047(4)            8.84
------------
(1) Consists entirely of shares beneficially owned by Environmental Opportunities Fund, L.P.
(2) Consists entirely of shares beneficially owned by Environmental Opportunities Fund II, L.P. and Environmental Opportunities Fund II (Institutional), L.P.
(3) Consists entirely of shares beneficially owned by Environmental Opportunities Management Company, L.L.C., and Fund II Mgt. Co., LLC.
(4) Includes 2,050,000 common shares beneficially owned by SMH CERI, LLC and SMH CERI (Institutional), LLC, and 27,694 common shares issuable upon the exercise of currently exercisable stock options.

     (b) The number of common shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of common stock of the Issuer.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d)  None

     (e)  Not applicable.

CUSIP NO. 14008M 10 4                 13D                  Page 17 of 22 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On September 7, 2001, in connection with their purchase of common shares, each of Fund II, EOF II Institutional, SMH CERI I, and SMH CERI Institutional entered into a Registration Rights Agreement with the Issuer that provides the them with certain demand and piggy-back registration rights with respect to the common shares purchased.

      Except as stated herein, no reporting person nor, to the best of the knowledge of the reporting persons, any of the executive officers or directors listed on Annex A, A-1, B, or B-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Exhibit  Title

  1         Joint Filing Agreement among the reporting persons.

  2 Form of Subscription Agreement dated July 27, 2001, by and among the Issuer and certain investors [Incorporated by reference to Exhibit 1 to the Schedule 13D filed September 17, 2001, by David Sutherland-Yoest]

CUSIP NO. 14008M 10 4                 13D                    Page 18 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 25, 2002

                              Environmental Opportunities Fund, L.P.

                              By: Environmental Opportunities
                                    Management Company, L.L.C.



                              By      /s/ Bruce R. McMaken
                                 ----------------------------------
                                 Bruce R. McMaken, Manager


                              Environmental Opportunities Fund II, L.P.
                              Environmental Opportunities Fund II
                                    (Institutional), L.P.


                              By: Fund II Mgt. Co., LLC.



                              By      /s/ Bruce R. McMaken
                                 ----------------------------------
                                 Bruce R. McMaken, Manager


                              SMH CERI, LLC
                              SMH CERI (Institutional), LLC



                              By      /s/ Bruce R. McMaken
                                 ----------------------------------
                                 Bruce R. McMaken, Manager


                                     /s/ Bruce R. McMaken
                              -------------------------------------
                              Bruce R. McMaken


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 14008M 10 4                 13D                    Page 19 of 22 Pages

                                                                      Appendix A


                      Directors and Executive Officers of
                           Sanders Morris Harris Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                            Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Don A. Sanders              Chairman of the Executive Committee and Director
Ben T. Morris               President, Chief Executive Officer, and Director
George L. Ball              Chairman of the Board
Titus H. Harris, Jr.        Director and Executive Vice President
Richard C. Webb             Director and Executive Vice President
Anthony J. Barton           Director and Executive Vice President
Robert E. Garrison II       Director, Chairman and CEO of Sanders Morris Harris
                            Group
Peter M. Badger             Director and President of Fixed Income Division
R. Larry Kinney             Director and Director of Trading Activities
Edward E. Hutcheson, Jr.    Director
Donald R. Campbell          Director
Richard D. Grimes           Executive Vice President
Howard Y. Wong              Chief Financial Officer and Treasurer
Sandy Williams              Secretary

CUSIP NO. 14008M 10 4                 13D                    Page 20 of 22 Pages

                                                                    Appendix A-1

                      Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 2900, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                            Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Robert E. Garrison II       President and Chief Executive Officer
Donald R. Campbell          Vice Chairman
Titus H. Harris, Jr.        Chairman of the Board
Don A. Sanders              Director, Chairman of the Executive Committee of
                            Sanders Morris Harris
Ben T. Morris               Director, President and CEO of Sanders Morris
                            Harris
George L. Ball              Director and Chairman of the Board of Sanders
                            Morris Harris
Peter W. Badger             Director and President of Fixed Income Division
Richard C. Webb             Director, Executive Vice President of Sanders
                            Morris Harris
W. Blair Waltrip            Director, private investor
John H. Styles              Director, private investor
Stephen M. Reckling         Chairman and CEO of Pinnacle Management & Trust
                            Co.
Rick Berry                  Chief Financial Officer

CUSIP NO. 14008M 10 4                 13D                    Page 21 of 22 Pages

                                                                      Appendix B


                     Members of the Investment Committee of
             Environmental Opportunities Management Company, L.L.C.


     The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Environmental Opportunities Management Company, L.L.C. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                            Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Kenneth Ch'uan-K'ai Leung   Managing Director of Sanders Morris Harris Inc., his
                            business address is 126 East 56th Street, 24th
                            Floor, New York, New York 10022.
Bruce R. McMaken            Senior Vice President, Investment Banking of Sanders
                            Morris Harris Inc., his business address is 600
                            Travis, Suite 3100, Houston, Texas 77002
John Quirk                  Partner of Quirk Carson Peppet, his business address
                            is 590 Madison Avenue, New York, New York 10022.

CUSIP NO. 14008M 10 4                 13D                    Page 22 of 22 Pages

                                                                    Appendix B-1

                     Members of the Investment Committee of
                             Fund II Mgt. Co., LLC


     The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Fund II Mgt. Co., LLC. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


                            Present Principal Occupation or Employment;
Name                                    Business Address
----                                    ----------------

Kenneth Ch'uan-K'ai Leung   Managing Director of Sanders Morris Harris Inc., his
                            business address is 126 East 56th Street, 24th
                            Floor, New York, New York 10022.
Bruce R. McMaken            Senior Vice President, Investment Banking of Sanders
                            Morris Harris Inc., his business address is 600
                            Travis, Suite 3100, Houston, Texas 77002
Bruce Cummings              Managing Member of Elben LLC, a consulting company,
                            his business address is 126 East 56th Street, 24th
                            Floor, New York, New York 10022.